Exhibit 99.1

Engine Gaming & Media’s Sideqik Announces Partnership with Awin and ShareASale

Partnership allows Awin and ShareAsale’s 21,000 retailers to leverage a market proven influencer relationship management platform in Sideqik

NEW YORK, NY / ACCESSWIRE / October 14, 2022 - Sideqik (“Sideqik”), the end-to-end influencer marketing platform that enables brands to build scalable, repeatable and predictable revenue engines, a wholly-owned subsidiary of Engine Gaming and Media, Inc. (NASDAQ:GAME)(TSXV:GAME), today announced a partnership with Awin and ShareASale, the fastest-growing affiliate marketing platforms in North America.

Sideqik’s database of over 60 million influencers across the 10 most popular social networks will allow Awin’s 21,000 retailers to better identify relevant, brand-safe influencers, streamline relationship management and grow their sales and customer base, simultaneously leveraging Sideqik’s robust, AI-powered database, providing actionable insights and real time reporting throughout the whole influencer marketing lifecycle.

“Across the industry, there is a growing demand from consumer brands to execute more profitable, better measured influencer marketing campaigns,” said Joris Cretien, Partner Growth Director at Awin. “Awin and ShareASale’s integration with Sideqik allows our brands to identify and manage influencer partnerships, deploy spend at scale and report on the return - a critical element for smaller businesses with tighter budgets - all through Sideqik’s robust tool set.”

“Sideqik, Engine’s influencer relationship management platform, is gaining adoption as part of mainstream marketing strategies for companies of all sizes,” commented Lou Schwartz, CEO, Engine Gaming & Media. “Our partnership with Awin and ShareASale unlocks a substantial number of retailers looking to leverage a market proven platform with expertise in supporting both affiliate sales and expansion of consumers through social media channels. We are excited to support the growth and scaling of these businesses.”

About Sideqik

Sideqik is an influencer marketing platform that offers brands, CPG, direct marketers, and agencies tools to discover, connect and execute marketing campaigns with content creators. Sideqik’s end-to-end solutions offer marketers advanced capabilities to discover influencers with demographic and content filtering; connect and message influencers; share marketing collateral such as campaign briefs, photos, logos, videos; measure reach, sentiment, and engagement across all major social media platforms; and evaluate earned media value and ROI across the entire campaign.

For more information, please visit http://www.sideqik.com.

About the Awin Group

Awin is a marketing technology platform, providing an open marketplace for businesses to create any type of acquisition partnership. Together with ShareASale, the platforms’ 240,000+ partners - including traditional affiliates, global mass media houses, trusted micro-influencers and innovative fintech businesses – enable advertisers to generate more sales, expand customer reach and strengthen their brand. Retailers that migrate to the Awin Group from competitor platforms experience triple-digit affiliate program growth and a 63% uplift in revenue. In addition to leading the way with our reach, Awin and ShareASale’s award-winning technology and tools - including first-party tracking, multi-channel attribution and in-app tracking - ensure a program tracks all sales, making it optimally attractive for partners to want to promote.

For more information, please visit http://www.awin.com.

About Engine Gaming and Media, Inc.

Engine Gaming and Media, Inc. (NASDAQ:GAME) (TSX-V:GAME) provides unparalleled live streaming data and social analytics, influencer relationship management and monetization, and programmatic advertising to support the world’s largest video gaming companies, brand marketers, ecommerce companies, media publishers and agencies to drive new streams of revenue. The company’s subsidiaries include Stream Hatchet, the global leader in gaming video distribution analytics; Sideqik, a social influencer marketing discovery, analytics, and activation platform; and Frankly Media, a digital publishing platform used to create, distribute, and monetize content across all digital channels. Engine generates revenue through a combination of software-as-a-service subscription fees, managed services, and programmatic advertising. For more information, please visit www.enginegaming.com.

Company Contact:

Lou Schwartz

647-725-7765

Investor Relations Contact:

Shannon Devine
MZ North America
Main: 203-741-8811
GAME@mzgroup.us